Exhibit 12.1

TRICO BANCSHARES AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for the periods shown. For purposes of computing the ratios, earnings represent income before taxes on income, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. The estimate of the interest within rental expense was calculated by using one-third of our total rental expense, which we believe is a reasonable approximation of the interest component of rental expense. Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

(dollars in thousands)	For the Three Months Ended March 31,	For the Year Ended
	2017	2016	2015	2014	2013	2012
Earnings available for fixed charges, excluding interest on deposits:
Income before taxes on income	$19,431	$72,523	$72,714	$44,616	$45,804	$31,931
Fixed charges: excluding deposit interest	$946	$4,265	$4,062	$3,002	$2,684	$4,372

Total	$20,377	$76,788	$76,776	$47,618	$48,488	$36,303

Earnings available for fixed charges:
Income before taxes on income	$19,431	$72,523	$72,714	$44,616	$45,804	$31,931
Total fixed charges	$1,840	$7,748	$7,496	$6,276	$6,129	$8,788

Total	$21,271	$80,271	$80,210	$50,892	$51,933	$40,719

Fixed Charges:
Interest expense, excluding deposit interest	$597	$2,238	$1,982	$1,407	$1,251	$2,928
Interest within rental expense	$349	$2,027	$2,080	$1,595	$1,433	$1,444

Fixed charges: excluding deposit interest	$946	$4,265	$4,062	$3,002	$2,684	$4,372
Deposit interest	$894	$3,483	$3,434	$3,274	$3,445	$4,416

Total fixed charges	$1,840	$7,748	$7,496	$6,276	$6,129	$8,788

Ratio of Earnings to Fixed Charges:
Excluding deposit interest	21.54	18.00	18.90	15.86	18.07	8.30
Total	11.56	10.36	10.70	8.11	8.47	4.63